# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Core Scientific, Inc./tx, CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 838 WALKER ROAD, SUITE 21-2105, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001425851

## Reporting persons
- Pentwater Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,050,000; sole dispositive power 0; shared dispositive power 26,050,000; aggregate amount beneficially owned 26,050,000 (8.5% of the class)
  Comment: Includes 1,800,000 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of options.
- Matthew Halbower: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 26,050,000; sole dispositive power 0; shared dispositive power 26,050,000; aggregate amount beneficially owned 26,050,000 (8.5% of the class)
  Comment: Includes 1,800,000 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of options.

## Item 1. Issuer
Name of issuer: Core Scientific, Inc./tx
Address of issuer's principal executive offices: 838 Walker Road, Suite 21-2105, Dover, Delaware 19904

## Item 2. Person Filing
Name of person filing:
(i) Pentwater Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to certain funds (the "Pentwater Funds"), with respect to the shares of common stock, par value $0.00001 per share ("Common Stock"), of Core Scientific, Inc., a Delaware corporation (the "Company"), and shares of Common Stock issuable upon exercise of options, directly held by the Pentwater Funds; and

(ii) Mr. Matthew Halbower ("Mr. Halbower"), the sole shareholder of MCH PWCM Holdings Inc., the general partner of the Investment Manager, with respect to the shares of Common Stock and shares of Common Stock issuable upon exercise of options directly held by the Pentwater Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1001 10th Avenue South, Suite 216, Naples, FL 34102.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Halbower is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 307,355,193 shares of Common Stock outstanding as of September 19, 2025, as reported in the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 26, 2025.
Percent of class: 8.5%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Pentwater Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Pentwater Capital Management LP: /s/ Matthew Halbower, By: MCH PWCM Holdings Inc., General Partner, By: Matthew Halbower, Chief Executive Officer (11/14/2025)
- Matthew Halbower: /s/ Matthew Halbower, Matthew Halbower, Individually (11/14/2025)